Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Filer: Kindred Healthcare, Inc.

Subject Company: Gentiva Health Services, Inc.

Form S-4 File Number: 333-200454

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Forward-Looking Statements

This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding Kindred’s proposed business combination transaction with Gentiva (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding Kindred’s (and Kindred’s and Gentiva’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this communication concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Kindred (and the combined businesses of Kindred and Gentiva), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Kindred based upon currently available information.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Kindred’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Kindred is unable to predict or control, that may cause Kindred’s actual results, performance or plans with respect to Gentiva to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in Kindred’s filings with the Securities and Exchange Commission (the “SEC”).

Risks and uncertainties related to the proposed merger include, but are not limited to, the risk that Gentiva’s stockholders do not approve the merger, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, uncertainties as to the timing of the merger, adverse effects on Kindred’s stock price resulting from the announcement or completion of the merger , competitive responses to the announcement or completion of the merger, the risk that healthcare regulatory, licensure or other approvals and financing required for the consummation of the merger are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Gentiva’s businesses and operations with Kindred’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the merger, uncertainties as to whether the completion of the merger or any transaction will have the accretive effect on our earnings or cash flows that we expect, unexpected costs, liabilities, charges or expenses resulting from the merger, litigation relating to the merger, the inability to retain key personnel, and any changes in general economic and/or industry-specific conditions.

In addition to the factors set forth above, other factors that may affect Kindred’s plans, results or stock price are set forth in Kindred’s Annual Report on Form 10-K and in its reports on Forms 10-Q and 8-K.

Many of these factors are beyond Kindred’s control. Kindred cautions investors that any forward-looking statements made by Kindred are not guarantees of future performance. Kindred disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Kindred and Gentiva. In connection with the proposed merger, Kindred has filed with the SEC a registration statement on Form S-4 (File No. 333-200454), including Amendment No. 1 thereto, that contains a definitive proxy statement of Gentiva that also constitutes a prospectus of Kindred. The registration statement was declared effective by the SEC on December 18, 2014, and Kindred and Gentiva commenced mailing the definitive proxy statement/prospectus to Gentiva stockholders on December 22, 2014. SHAREHOLDERS OF GENTIVA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders are able to obtain copies of the definitive proxy statement/prospectus as well as other filings containing information about Kindred and Gentiva, without charge, at the SEC’s website, http://www.sec.gov. Those documents, as well as Kindred’s other public filings with the SEC, may be obtained without charge at Kindred’s website at www.kindredhealthcare.com.

Participants in Solicitation

Kindred, Gentiva and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Gentiva common stock in respect of the proposed merger. Information about the directors and executive officers of Kindred is set forth in the proxy statement for Kindred’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2014. Information about the directors and executive officers of Gentiva is set forth in the proxy statement for Gentiva’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2014. Investors may obtain additional information regarding the interest of such participants by reading the definitive proxy statement/prospectus regarding the proposed merger using the contact information above.

JANUARY 14, 2015 / 05:30PM GMT, KND - Kindred Healthcare Inc at JPMorgan Healthcare Conference

C O R P O R A T E    P A R T I C I P A N T S

Ben Breier Kindred Healthcare, Inc. - President & COO

C O N F E R E N C E    C A L L    P A R T I C I P A N T S

Mike Newshel JPMorgan - Analyst

P R E S E N T A T I O N

Mike Newshel - JPMorgan - Analyst

Hey, good morning. My name is Mike Newshel, I’m on the team covering healthcare facilities and also managed care at JPMorgan. It’s my pleasure to introduce our next company, Kindred. Presenting for the Company today will Ben Breier, the CEO elect. Following the formal presentation, there will be a Q&A session at the Olympic Room to your left outside of here down the hallway. Ben?

Ben Breier - Kindred Healthcare, Inc. - President & COO

Thank you. Good morning, everyone. Thank you for attending the conference and for your interest in Kindred Healthcare. Before I start, I will be making some forward-looking statements. We always remind investors that you could check our website at www.kindred.com. We have great information on our website, our investor presentation is posted and we encourage investors to go find a slew of information that is available for you there.

I’d like to get started, if I could, by introducing Kindred Healthcare to you all and talking a little bit about what’s really important to us, which is our mission, our culture and the values of our Company. And when you have a company today like ours, which is one of the largest providers of rehabilitation services in the country, taking care of patients who primarily are discharged from short-term acute hospitals and it’s something that we call the post-acute space with well over 100,000 employees, a company that touches well over 1 million patients every year in which we are managing almost 3,000 locations across the country, mission, culture and values are really important to us. We’ll talk more about our quality benchmarks and how we think about trying to offer the best patient experience we can qualitatively but making sure that we take care of our patients and making sure that we take care of our, as I said, over 100,000 teammates is what we think about every day at Kindred.

And we have a unique and diversified and growing portfolio of assets now at Kindred Healthcare. I’d like to walk you through a little bit the makeup of what our Company looks like and then get into a little bit more strategically with how we think all of these assets fit in the growing and changing healthcare delivery system in which we live here in America today.

So to start with, focusing on the left side of the screen, we are the largest provider of what we call transitional care hospitals, many of you may know those as LTACs. We have 97 of those across the country, which represents about $2.5 billion of revenue for our organization. And an LTAC is a place where the most medically complex patient typically comes and has, in our business, a minimum length of stay of 25 days on average to qualify to be an LTAC patient. So we’re taking care of a very complex patient and about 2% of discharge is coming out of short-term acute hospitals who end up needing some use of LTAC in some way, form or fashion.

Secondly, as part of consummating the Gentiva transaction which we announced publicly, we expect to close on February 2 here. So just in a couple of weeks. We will become the largest provider of home health and hospice in the country. Well over $2 billion of revenue, approaching almost $2.5 billion of revenue. Included in that is about $850 million of hospice revenue, the rest of it being on the home health, skilled nursing side and personal care side in a place that as we will talk more about our integrated care strategy, we at Kindred Healthcare believe that as the consumer continues to be more responsible for their first dollar out of pocket, as medical technology continues to improve and as our ability to continue to take care of a patient at the end of their stay grows that being able to provide care in the home is going to be more and more important in the future of healthcare delivery. And so being the largest in the home care space is very, very important to us as well.

Next, we have RehabCare, which is a wonderful part of our organization and RehabCare really does two different things. One, it provides contract rehabilitation services inside of a skilled nursing setting. We have about $1 billion of revenue in which we take care of about 1,700 different locations of rehabilitation inside of skilled nursing. And then, we’re also today, in this business, one of the largest providers of inpatient rehab facility care. We actually manage today 113, what I would call, acute rehab units. These are inpatient rehab hospitals that are inside of a community hospital somewhere spread across the country. And with our announced acquisition and now closure of Centerre, the freestanding inpatient rehab facility company that we closed on on January 1st, when you combine our acute rehab unit business along with our freestanding inpatient rehab facility business as part of rehab care, we will now have upwards of a $600 million revenue business on the inpatient rehab facility side.

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JANUARY 14, 2015 / 05:30PM GMT, KND - Kindred Healthcare Inc at JPMorgan Healthcare Conference

And last but certainly not least is our skilled nursing business, still well over $1 billion, a place where we think there is tremendous value to be derived for the patient population in post-acute care or you can still get a high level of service at what I think is one of the best price points in terms of post-acute care in the country and a big part of our integrated markets in terms of how we think about the world, making sure that we have a skilled nursing component. And so what we’ve done with all of these assets from a strategy perspective is really try to structure around the country something that we call our Integrated Care Markets and what you can see by the circles on the map is that in the 20 to 25 integrated markets that we’ve designated, which by the way happen to be in really the 30 largest MSAs in the country, we have put a series of assets on the ground to meet this continuum that we talked about in the previous slide, so that we can now take a patient from one setting to another setting to another setting. And that creates tremendous qualitative opportunities for our patients, for the consumers that are out using post-acute care, but it also creates both great revenue and cost opportunities for our Company as well and we think we’re very unique. We know that we’re very unique in the space that we operate in terms of the number of assets we have and our ability to move patients from one setting to another.

And as I mentioned earlier, the slide that I think that we care the most about is our qualitative slide. We have for now many years achieved and superseded national quality benchmarks. You can see the things that we measure ourselves on around sending patients home faster, around sending more patients home, around reducing lengths of stay and around — I think most importantly, as we move forward over the next couple of years, around reducing rehospitalizations. We want to be a place where we can take a highly complex patient, where we can provide great quality care and where we can do it at the lowest possible price point and possible cost, that’s — when we get into a value-based purchasing world over the course of the next few years, that’s going to be very, very important in terms of the delivery of healthcare.

This slide is what I would call our demand slide, I know it’s a little bit confusing, but let me just give you a couple of facts that are on this slide. First of all, there’s a little over 50 million Medicare beneficiaries today, I think 54 million Medicare beneficiaries today and about 35% of those access some form of post-acute care or another. So 20 million plus or minus that access post-acute care. These are, if you look across the top of the bubbles, the sites of service where people would participate in those points of care. In the first line are the percentage of patients that actually go to one of those settings as their first site of care being discharged out of the hospital. But what’s interesting is if you look at the second slide, these are patients who are utilizing post-acute care within a 90-day episode, which more and more in a bundled world, we are going to start being responsible for managing patients not just for a day at a time or a week at a time, but over a 90 or 120-day episode.

And you can see how the massive demographic movement towards the number of patients that are in this space and those that are moving into the spaces that we provide care, particularly if you look at the over 60% on the home care side, we think plays very well for our Company and for our ability to keep growing organically from a volume perspective. And there’s also, along with the demand side, there’s a payment policy and market trends side that really is driving our strategy and I think this is a very important slide for our Company, because when you look at the two pie charts, the first one up at the top is really sort of the world we live in today. It is this very fee-for-service driven, get the next patient, do the next test, create the next component of volume inside of your business, but we know that the world is and moving towards one where we’re going to start getting paid for outcomes, start to get paid for quality, that’s why that quality slide that I showed you earlier was so important to us. And one that we are preparing today in a fee-for-service world to be successful, but uniquely we think being qualified to have ourselves ready in a fee-for-value world down the road. We know that, as I said, demand for post-acute care is strong. We know that there is an increased demand for integrated care, for being able to do multiple things at once.

As I said earlier, having more care and providing more service at home, which is one of the key ingredients and reasons why we did the Gentiva transaction and then ultimately being able to provide care management across that post-acute continuum. And it all shows up on this slide where you see what we do at Kindred is take a very patient-centered approach. And how many of you in, even in this audience are those that are listening have had a loved one or a family member who has been discharged out of the hospital and who you have had to think about how do I care for my loved one, what site of service do I send them to, how am I going to coordinate who’s going to pay and what their medical record transition is going to look like and how the doctors are going to talk each other.

And what we graphically show in this slide we think importantly is that in a patient-centered way across from the highest acuity or LTACs all the way to the lowest acuity, which is home, with physicians who can work on patients across settings, with information technology which can talk to multiple settings from one to another and move data across and with care management transition coordinators who can help the individual consumer move from one setting to another, we can remove the friction costs in the healthcare delivery system inside of post-acute, we can offer a much more patient-friendly experience and we can do one where we are taking lots of cost out of the system that currently exist today just from the bureaucracy of trying to move patients from one setting to another.

And so what we’re really excited about as we head into 2015 is what we call really a transformed Kindred. Even I was thinking about the differences just in the makeup of our Company from last year when we were here out of JPMorgan to where we are today. And you can see here is in the context of our base Kindred business with closing Gentiva in February and Centerre which we’ve already closed, as I mentioned now, well over 100,000 employees, almost $7.5 billion in revenue now as a company and now over $1 billion on the EBITDAR side, a company with real diversity and scale in a very meaningful way than anything that we’ve been certainly over the last five to seven years at Kindred.

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JANUARY 14, 2015 / 05:30PM GMT, KND - Kindred Healthcare Inc at JPMorgan Healthcare Conference

And this slide which we like a lot around both the margin characteristics of the improvement in our business, you can see that from both a revenue and an EBITDA margin growth perspective that we’re now as we’ve shifted away from, if you look at the pie charts, some of the high-cost nursing center assets that we had into a more friendly cost of capital business on the home health side, our margins have improved, our growth profile has improved and we think we have great opportunities now as we move forward to continue to grow our Company.

And you can see here over on the right side of this pie chart are really nice and well-diversified base of assets where you still have a significant, about a third of the Company on the hospital side, but you can see now, a third of the Company will be represented at both at home and in the hospice business, almost 20% of our Company on the rehab care side, and then still a 15% presence in the nursing center part of the world.

Let me talk a little bit about, your favorite subject and mine, reimbursement and the legislative environment. I know we get a lot of questions from investors about kind of our view and sort of what we see on the legislative front and so let me focus specifically, if I can, on the doc fix that, as all of us know, Congress is back in session and talking about lots of different ideas around how to once again meet their unfortunate annual commitment towards fixing SGR and the doc fix, look, what I would say to investors is just a couple of things on this, if I can. First, this is something that, for Kindred, has played out now every year for the last, I don’t know, decade or so. And so we have worked our way through this a number of times and we have a high degree of confidence that we’ll be able to do that again in 2015.

I also would point to the pie chart that you see which just to make sure that investors are clear, really it’s still less than 50% of our business is on the Medicare fee-for-service side; ultimately, that would be affected by, if there were any pay force on the doc fix side. But more importantly, what I think policymakers are thinking about now in Washington is the fact that through a lot of changes in the implementation of the ACA, a lot of costs have been taken and cut from the post-acute side of the world in many ways disproportionately to what the total Medicare spend is, and we think that we’re having very constructive dialog with policymakers around the idea of finding reform-oriented changes, if you will, to the kinds of cuts or pay force that they might make on the doc fix around hospital readmission penalties, around neutralization of rates, things that we think are good policy and we’re supportive of and I would just have investors know that we’re spending a lot of time making sure that we’re talking to the appropriate constituents and that we feel generally okay about being able to move through this in 2015.

Next, we spend a lot of time talking about LTAC criteria and the new LTAC legislation. For those of you that certainly have followed the Company, for those of you that have not, let me just spend a minute or two talking about what it means and what it doesn’t mean to our Company. First of all, we would start with — I would tell you that we were very gratified and pleased with having gotten criteria passed at the end of 2013, Congressional approval, the President signing the bill and ultimately enuring to the Medicare beneficiary a permanent benefit, if you will, for a medically complex Medicare patient to be able to use an LTAC service now and into the future, which is very, very important for us from an industry perspective.

Second, and I think very important, is that as you look at this timeline, investors should understand that we have a lot of time to transition into what’s going to happen with certification. For Kindred Healthcare, we actually don’t start to feel the effect of patients that will move into something that are called a neutral site payment until September of 2016, and then we actually have two years of a sort of blended rate, if you will. So it’s not really until September of 2018 that this change in policy is fully in effect. And we’re doing two things really as we think about managing our LTACs and managing our hospital business. One, we think that on the demand side of the business that now having more certainty about LTAC certification and being able to do the deep analytics on what patients are actually eligible for LTACs that might not have come to LTACs in the past without now having this clarified LTAC criteria that there are potentially a number of patients out there who will be LTAC eligible, who we were not able to see at this point.

Second, on the cost side, remember, one of the things that I talked about inside of an LTAC that make managing patients that come and go inside of our business, is this 25-day minimum length of stay requirement that we have had to have, we have to average that in our Medicare business in order to maintain eligibility to be an LTAC provider. With patients that will move into this new neutral site setting, those patients will no longer apply to that 25-day length of stay. And so, today where we either can’t take that patient or we struggle to manage the cost side of that, we will be able to be much more focused on reducing length of stay in managing cost much more effectively. And our hope that we can take these neutral site payments into a net positive for our Company overall.

So, I guess, what I would say is we’re gratified to have the certification done. We have a lot of time to transition; we’ve a great demand component that we’re going to go after. And we think that on the cost side, we have a lot that we can do in that regards as well. And look, we’ve been through a lot of changes here at Kindred over the last number of years, sequestration, lots of different rate cuts, lots of different things, but what we’re very pleased about this chart is that we even through all of it have really we think achieved and delivered an attractive financial performance from investors out there. You can see that we’ve been able to grow revenue, EBITDAR. You can see what we’ve done with our share price over the last number of years. And we’re very excited now about the new structure of our Company and the new assets that we have in terms of our ability to continue to push this forward into the future as you can see from the orange bars on the top two charts.

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JANUARY 14, 2015 / 05:30PM GMT, KND - Kindred Healthcare Inc at JPMorgan Healthcare Conference

As I mentioned earlier, not only you know are we confident in the work that we’re doing today in the context of integration, but that we believe that this is moving us into higher revenue growth businesses, as I mentioned earlier with higher EBITDA margins, better growth rate characteristics than what we’ve ever had at any other time in the history of Kindred.

We take a lot of pride and spend a lot of time thinking about the leverage aspects of our Company and we’re going to work hard, investors, equity investors should note we’re going to spend a lot of time this year and beyond thinking about the continued focus on delevering our Company. We’re in a reasonable position now, but certainly as we start to grow into Gentiva, we’d like to get that leverage number into sort of the 5 times range and ultimately as we get through the first two years of the Gentiva close, we think that investors should expect us to be sort of more in the 4.5 range from a leverage perspective.

And so last — just from I think to a close from an investment perspective and an investment rationale perspective you know, we aspire to do really what we hope are amazing things inside of the healthcare delivery system. We really do think that we’re in a position to reshape the way healthcare is delivered for an aging population in America which we take very importantly. We think that, as I mentioned, we’re uniquely positioned in a fee-for-service world today to move our fee-for-service business into more of a value-based purchasing environment where over the course of the next couple of years, people will want to pay us for taking care of a patient more broadly. This continue the care strategy that we have developed, we think is absolutely a strategic advantage to how we deliver care out in the marketplace. If you think about our business today and how it compares to any of our competitors out there really, there is nobody that has the deep local market penetration with the broad national scale that we have to manage costs but really develop brand and be able to take care of patients all across the continuum like Kindred Healthcare does.

And as we continue to connect the dots on health information, IT, and on care coordination, we will continue to be much more effective at how we manage these patients. You know we’ve had transformational growth, there’s no question about it. I mean, both doing Gentiva and Centerre, it represents, I think, certainly the strength of the back office of our Company and our ability to integrate these businesses. And so this transformational growth you will continue to see play out over the course of 2015 which will have a strong growth profile with, as I said, improving margin characteristics. We will have you know what we think are substantial operating cash flow possibilities with a deleveraging profile.

And I would say last, really what we think we’re building in a best-in-class management team. A lot of people who’ve been with the organization for a number of years, a number of folks who have joined us in the last year or two. But something that I take a lot of pride in in terms of the best in class nature of the management team that we have working on these integrations and working on this plan going forward.

Thank you for your time. With that, I’ll close. Thank you all very much.

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